Exhibit 99.1

U Power Announces Pricing of $5.0 Million Registered Direct Offering

SHANGHAI, Jan. 24, 2025 /PRNewswire/ -- U Power Limited (Nasdaq: UCAR) (the “Company” or “U Power”), a vehicle sourcing services provider with a vision to becoming a comprehensive EV battery power solution provider in China, today announced that it has entered into a securities purchase agreement with certain institutional investors to sell 1,041,668 Class A ordinary shares (or pre-funded warrants in lieu thereof) of the Company in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell to the investors warrants to purchase up to 1,562,502 Class A ordinary shares. The combined effective offering price for each Class A ordinary share and accompanying warrant is $4.80. The warrants are immediately exercisable, expire five years from issuance, and have an initial exercise price of $4.80 per share, which exercise price is subject to standard adjustments for dividends, splits and similar events and is also subject to adjustment for certain dilutive issuances (as defined in the form of warrant).

The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $5.0 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The offering is expected to close on or about January 27, 2025, subject to the satisfaction of customary closing conditions.

U Power has also agreed that certain existing Series A warrants to purchase up to an aggregate of approximately 100,000 Class A ordinary shares of the Company that were issued to such institutional investors on or around December 2023, at an exercise price of $120.00 per share, will be amended effective upon the closing of the offering so that the amended warrants will have an exercise price of $4.80 per share.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The Class A ordinary shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-282901), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2024. The offering of Class A ordinary shares will be made only by means of a prospectus supplement that forms a part of such registration statement. The warrants to be issued in the concurrent private placement and the Class A ordinary shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the sales of Class A ordinary shares will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

About U Power Limited

U Power Limited is a vehicle sourcing services provider, with a vision to becoming an EV market player primarily focused on its proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs. Since its operation in 2013, the Company has established a vehicle sourcing network in China’s lower-tier cities. The Company has developed two types of battery-swapping stations for compatible EVs and is operating one manufacturing factory in Zibo City, Shandong Province, China. For more information, please visit the Company’s website: http://ir.upincar.com/.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact

U Power Limited
Investor Relations Department
Email: ir@upincar.com

Robin Yang, Partner
ICR, LLC
Email: UPower.IR@icrinc.com
Phone: +1 (212) 475-0415